Monopar Therapeutics Inc.

1000 Skokie Blvd., Suite 350

Wilmette, Illinois 60091

November 7, 2019

VIA EDGAR

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
 Monopar Therapeutics Inc.
    Registration Statement on Form S-1
    File No. 333-233303

Ladies and Gentlemen:

In prior correspondence, dated November 5, 2019, Monopar Therapeutics Inc. (the “Company”) requested that the above-referenced Registration Statement be declared effective at 4 p.m., Eastern time, on November 7, 2019 (the “Acceleration Request”). The Acceleration Request is hereby withdrawn by the Company.

Please contact John Harrington of Baker & Hostetler LLP at (216) 861-6697 with any questions regarding the foregoing.

Very truly yours,

Monopar Therapeutics Inc.

By: /s/ Chandler D. Robinson____________
Chandler D. Robinson
Chief Executive Officer